RESIDENT IN ATLANTA OFFICE

DIRECT DIAL: (404) 572-6912

MDELANEY@POGOLAW.CO

August 25, 2005

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: John Reynolds

Re:	Echo Healthcare Acquisition Corporation

Registration Statement on Form S-1

Filed July 15, 2005

File No. 333-126650

Ladies and Gentlemen:

On behalf of our client, Echo Healthcare Acquisition Corporation (“Echo” or the “Company”), we are responding to the comments received from your office by letter dated August 18, 2005 with respect to the above-referenced Registration Statement on Form S-1 (the “Registration Statement”). We have restated and responded to each of your comments below. Capitalized terms used in this letter have the meanings ascribed to them in the Registration Statement. All page references (excluding those in the headings and the staff’s comments) refer to pages of the marked copy of Amendment No. 1 to the Registration Statement, as applicable, which are being filed concurrently and reflect the Company’s responses to your comments.

General

1.

Comment: We note you have filed a Form D, notice of sales of securities pursuant to Regulation D, on July 22, 2005. Please disclose the date of the sales of the securities covered by the Form D. Also, please address the impact of the public offering of the securities covered by this registration statement, which began when the Form S-1 was filed, on the offers and sales under Regulation D. If you do not believe the public offering constitutes general solicitation or general advertising with regard to the Regulation D offering, please explain in Item 26. See Item 701(d) of the Regulation S-K.

Response: The Form D we filed on July 22, 2005 relates solely to the shares issued to the founders of the Company on July 8, 2005 and to no other distributions or issuances of shares. As such, these shares were issued prior to the initial filing of our Registration Statement, and therefore, we believe the public offering of the securities pursuant to the Registration Statement should have no impact on the issuance of these shares under Regulation D. In addition, because the issuance of the shares to the founders predated the filing of the Registration Statement, the public offering pursuant to the Registration Statement would not result in a general solicitation or general advertising with respect to the issuance of the shares to the founders. We note that Item 15 currently sets forth the date of the issuance of these shares. To clarify the timing of the issuance, we revised Item 15 of Amendment No.1 to the Registration Statement on page II-4 to indicate the issuances were all made prior to the initial filing date of the Registration Statement and that we filed a Form D relating to these issuances on July 22, 2005.

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August 25, 2005

2.

Comment: Prior to the effectiveness of the company’s registration statement, please inform us as to whether or not the amount of compensation allowable or payable to the Underwriters has received clearance by the NASD.

Response: The Company undertakes to inform you, prior to the effectiveness of the Registration Statement, whether or not the amount of compensation allowable or payable to the Underwriters has received clearance from the NASD.

3.

Comment: Tell us the factors you considered in determining to value this offering at $75,000,000 and offer the units at $8.00 per unit. What factors did you consider when determining that you might need $67,500,000 in the trust fund to effect the business combination contemplated by the registration statement? Have you identified or been provided with the identity of or had any direct or indirect contact with potential acquisition candidates? If management, the directors, or any affiliate, agent or other representative has already taken direct or indirect measures to locate a target business, or unaffiliated entities have approached you with possible candidates, please disclose this information or advise us supplementally. Please note in particular that we are not seeking simply whether or not you have “a specific business combination under consideration or contemplation,” as you disclose on in the summary, but are looking more to the type, nature and results to date of any and all diligence, discussions, negotiations and/or other similar activities undertaken, whether directly by the company, an affiliate thereof, or an unrelated third party, with respect to a business combination transaction involving the company. Given management’s extensive and high-level experience effecting acquisitions in the healthcare industry, the precise nature of their knowledge about their ability to effect a combination with a company whose fair market value is equal to at least 80% of the company’s net assets is required to be disclosed.

Response: The overall value of the offering and the amounts to be held in trust were negotiated between us and Roth Capital Partners. Factors considered when determining these amounts include:

•	the history and prospects of companies whose principal business is the acquisition of other companies;

•	prior offerings of those companies;

•	our prospects for acquiring an operating business at attractive values;

•	our capital structure;

•	an assessment of our management and their experience in identifying operating companies;

•	general conditions of the securities markets at the time of the offering;

•	the number of transactions in the healthcare arena that have been successfully consummated since January 1, 2004 with a transaction value of $60 million (80% of $75 million) or more; and

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August 25, 2005

•

the size of a potential acquisition target that would likely present the scale of operations and developed infrastructure that we believe will be advantageous to maximize our ability to execute on a business plan that will leverage the skills and resources the Company believes it can bring to bear.

However, although these factors were considered, the determination of the size of our offering is more arbitrary than the determining the size of an offering for an operating company in a particular industry since the underwriters are unable to compare our financial results and prospects with those of public companies operating in the same industry.

Neither the Company nor any of its officers or directors have identified or have been provided with the identity of or had any indirect or direct contact with potential acquisition candidates in the context of a potential acquisition involving the Company. None of the members of management, the directors, or any affiliate, agent or other representative of them has taken direct or indirect measures to locate a target business, and no unaffiliated entities have approached any of them with possible candidates. Further, none of the foregoing individuals have undertaken or engaged in any due diligence, discussions, negotiations and/or any other similar activities in connection with any business combination involving the Company. Although our management team has extensive and high-level expertise and experience in the healthcare industry and, as a result, is quite confident it can identify targets for a business combination involving the Company, none of them have made any efforts or undertaken any discussion, negotiations or other activities in identifying any specific candidates for such a transaction. Our directors and management team do possess extensive experience in mergers and acquisitions of companies in the healthcare space which is described chronologically under the caption “Competitive Advantages” in the Registration Statement and that a by-product of such experience is the development of a network of contacts that will be valuable in our efforts to identify and evaluate an appropriate acquisition candidate.

4.

Comment: Please explain the basis for your expectation that your securities will be listed on the AMEX. Explain how you will satisfy each criterion for at least one of the listing standards. Please include a discussion of all of the quantitative standards, e.g., number of public shareholders.

Response: We have elected to not seek to be listed on AMEX and will instead seek to be quoted on the Over-the-Counter Bulletin Board. We have revised the disclosure regarding our listing throughout the Registration Statement.

5.

Comment: Disclosure indicates that you might acquire “one or more domestic or international assets.” Clarify your use of the phrase “one or more domestic or international assets” throughout the prospectus.

Response: It is the intention of the Company to acquire a target business in either the United States or in the international market. The acquisition of such business may be through the acquisition of assets by merger, stock purchase or other form of corporate acquisition. The use of

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the concept “assets” was to convey to readers that the acquisition may be of assets comprising a business versus stock or a merger. To avoid confusion, we have modified throughout the Prospectus the phrase “one or more domestic or international assets” so that we now state that we are seeking to acquire “one or more domestic or international operating businesses.”

6.

Comment: We note that your initial business combination must be with a business with a fair market value of at least 80% of your net assets at the time of acquisition. Please clarify throughout that there is no limitation on your ability to raise funds privately or through loans that would allow you to acquire a company with a fair market value in any amount greater than 80% of your net assets at the time of acquisition. Also, disclose as to whether any such financing arrangements have been entered into or contemplated with any third parties to raise such additional funds through the sale of securities or otherwise.

Response: As requested, we have clarified throughout our disclosure that there are no prohibitions on our ability to raise funds privately or through loans that would allow us to acquire a company with a fair market value in an amount greater than 80% of our net assets at the time of the acquisition. At this time, we are not party to any agreement, arrangement or understanding with any third parties with respect to raising any additional funds through the sale of securities or otherwise. We have revised the disclosure accordingly.

7.

Comment: In some locations in the prospectus, you use the term “existing stockholders” while, elsewhere, you use the term “initial stockholders.” Clarify your use of these phrases or revise your disclosure to use consistent phraseology for these individuals and/or entities.

Response: In response to the staff’s comment, we have changed all references of “initial stockholders” to “existing stockholders.”

Prospectus Summary, page 1

The Company, page 1

8.

Comment: Please specifically disclose the factual basis for, the context of all your beliefs, understandings, estimates, and opinions. This particularly pertains to your disclosure of all projections, statistics and assertions. Unless you can substantiate on a reasonable basis all of the projections, statistics and assertions that you cite, please remove them. To the extent you rely on market analyses, please disclose whether the source is publicly available. If the source is not available for no or nominal charge, you are advised that the company must provide a consent for its use or adopt the information as the company’s own. Also, please provide us with copies of all sources utilized for your disclosure of statistics. Some examples include the majority of the disclosure contained in the second paragraph beneath in “The Company” subsection. Refer also to disclosure contained on pages 32-33 in the “Proposed Business” section.

Response: With respect to sources for the projections, statistics and assertions set forth in our Prospectus Summary on page 1 and the Proposed Business section on pages 34 and 35, we direct your attention to page i of the Prospectus where we have included the sources for our industry data and forecasts. To aid readers of the disclosure, we have also revised the disclosure to specifically reference the sources of such information where such data is used. In addition, we

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have revised this discussion to more precisely reflect the statistical data we are using. We will supplementally provide to you under separate cover copies of all sources utilized for our disclosure of statistics in the Prospectus.

9.

Comment: In light of the company’s requirement that any acquisition must be of a company with a fair market value equal to at least 80% of the company’s net assets, discuss how the company would be able to effectuate a business combination with more than one target business. In addition, add disclosure to discuss the special issues and concerns that would arise in attempting to consummate the acquisition of several operating businesses at the same time.

Response: The Company currently has no intention to effect a business combination with more than one specific target. However, we have revised our disclosure on pages 1 and 2 to explain how the Company is not prohibited from effecting a business combination with more than one specific target notwithstanding the requirement that our initial acquisition must be of a company with a fair market value equal to at least 80% of the Company’s net assets. Further, we have added disclosure detailing the special issues, risks and concerns that would arise in attempting to consummate the acquisition of several operating businesses at the same time.

Securities Offered, page 2

10.

Comment: Discuss, here and elsewhere in the prospectus as appropriate, the material factors that Roth Capital Partners will consider in determining whether to allow the common stock and warrants to begin trading separately prior to the 90th day after the date of the prospectus. To the extent that Roth Capital may shorten the timeframe within which the securities may begin separate trading, disclose the circumstances under which Roth Capital may shorten such timeframe. We may have further comment.

Response: Such factors to be considered in determining whether to allow the common stock and warrants to begin trading separately in advance of the 90th day after the date of the Prospectus include Roth Capital Partners’ assessment of the relative strengths of the securities markets and small capitalization companies in general, and the trading pattern of, and demand for, our securities in particular. In response to the staff’s comments, we have revised our disclosure on pages 3 and 50 to discuss the relevant factors and circumstances.

Redemption, page 3

11.

Comment: Disclose here, and elsewhere as appropriate, whether the redemption of the warrants by the company would include the warrants held by Roth Capital Partners as a result of the exercise of the Underwriters’ option, and if so, discuss the conflicts of interest that result from the ability of Roth Capital Partners to consent before the company can exercise its redemption rights. Alternatively, if such warrants are not included, discuss the reasons why such warrants are not included.

Response: Roth Capital has agreed to remove its consent to the redemption of the public warrants in this offering.  Additionally, the warrants held by Roth Capital Partners as a result of the

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exercise of the Underwriters Option, are subject to the same redemption conditions as the public warrants. We have revised our disclosure on page 4 to reflect the foregoing.

12.	Comment: With a view toward disclosure, tell us whether or not there is a weekly trading volume condition imposed on the company’s ability to redeem the outstanding warrants.

Response: There is no weekly trading volume condition imposed on the Company’s ability to redeem the outstanding warrants. We have revised our disclosure on page 4 to reflect the absence of any such condition.

Management Warrant Purchase, page 3

13.

Comment: Disclose the method by which the company determined that Joel Kanter and/or his designees would purchase up to an aggregate of $750,000 worth of your warrants in the open market. Also, clarify if this agreement to purchase warrants is limited to the value disclosed. If there is no limitation to the number of warrants Mr. Kanter or his designees may purchase in the open market, then so disclose. In addition, disclose, if true, that such purchases will have the effect of stabilizing the market price.

Response: Pursuant to the terms of the warrant purchase agreement with Roth Capital Partners, Joel Kanter and/or his designees agreed to purchase warrants in the open market in an amount of up to an aggregate of $750,000, which equals one percent (1%) of the gross proceeds of the offering, at a price not to exceed $1.20 per share. The parties to the warrant purchase agreement intended that the purchase obligation would equal one percent (1%) of the gross proceeds of this offering, which when applied to this offering of $75 million yields a total commitment to purchase warrants in amount of up to $750,000. Although, the commitment to Roth Capital to purchase warrants on the open market is limited to $750,000, Mr. Kanter and/or his designees are not restricted from purchasing additional warrants in the open market. We have revised the disclosure on pages 4, 13, 15, 27 and 59 to discus the method of determining Mr. Kanter’s and/or his designees’ obligations and to discuss that there are no restrictions that would prevent them from acquiring additional warrants in excess of the $750,000. Although it is possible that the warrant purchase obligation could have the effect of stabilizing the market price, the purpose of the warrant purchase obligation was not to attempt to ensure the stabilization of the market price of the warrants but rather to demonstrate to investors that the founders of the Company were confident they could consummate an attractive business combination. Nevertheless, in response to the staff’s comment we have revised the disclosure on page 4 to reflect that the purchases could have the effect of stabilizing the market price.

14.

Comment: Disclosure indicates that the warrants that are required to be purchased by Mr. Kanter or his designees will not be sold be [sic] these individuals until the consummate [sic] of a business combination. Please clarify this restriction on the “sale” of these warrants.

Response: We have revised the disclosure on pages 4, 13, 15 and 27 to clarify that, although Mr. Kanter and his designees, as applicable, will not be permitted to sell any of the warrants they acquire until the consummation of a business transaction, they may be able to transfer such

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warrants in certain limited circumstances; however, the transferees receiving such warrants will be subject to the resale restrictions imposed on Mr. Kanter and his designees, as applicable.

15.

Comment: Clarify whether the warrants to be purchased by certain of the existing stockholders are to be purchased from the company or from Mr. Kanter, as a portion of the warrant purchase obligation. To the extent such shares are to be purchased from Mr. Kanter, please clarify the amounts or limitations, if any, placed upon such purchases, any timing aspects of such purchases, the reason for providing for such purchases, the process by which it is determined that such purchases will take place, and whether such purchases are consistent with the prohibition against sales of the Warrants prior to the consummation of a business combination.

Response: Pursuant to the terms of the warrant purchase agreement with Roth Capital Partners, Mr. Kanter has committed that he and/or his designees will purchase warrants in an amount equal to up to one percent of the gross proceeds of this offering ($750,000) on the open market at a per warrant price not to exceed $1.20. The other existing stockholders have agreed to serve as designees of Mr. Kanter in this regard and, therefore, will be purchasing such warrants in the open market and not from the Company or Mr. Kanter directly. We have revised our disclosure on pages 4, 13, 15, 27 and 59 to clarify this arrangement.

Offering proceeds to be held in trust, page 4

16.	Comment: Please explain here, and elsewhere as appropriate, your use of the term “no-shop provision.”

Response: With regard to the use of the phrase “no-shop,” we are making reference to those provisions commonly seen in letters of intent and acquisition agreements in which the parties agree that, once the definitive terms of the acquisition have been memorialized and agreed to, neither party thereto will make any effort to explore or entertain any competing transactions with third parties until either the contemplated transaction is consummated or otherwise terminated. It is common to include a monetary penalty in connection with such undertakings to ensure compliance, which was the purpose for citing it as a potential expense in relation to the funds not to be held in trust. We have revised our disclosure on pages 5 and 27 to clarify our use of “no-shop.”

Dilution, page 28

17.	Comment: Please revise to include a tabular presentation showing the components of the denominator and numerator for the pro forma net tangible book value per share calculation.

Response: We have revised our Dilution discussion on page 30 to include a tabular presentation showing the components of the denominator and numerator for the pro forma net tangible book value per share calculation.

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Proposed Business, page 32

18.

Comment: To the extent that the company has prioritized the industry segments with respect to the preference, provide disclosure of such preferences, including a discussion of the reasons for such preferences.

Response: Aside from the industry segments set forth in the last paragraph of the Section entitled “Overview” on page 35, the Company currently has no established, and has no intention of establishing any, preference or priority regarding any segments of the healthcare industry. We have revised our disclosure on page 35 to include a discussion of the reasons the Company intends to concentrate its search for an acquisition candidate in the industry segments noted therein.

19.

Comment: Disclose, here and elsewhere as appropriate, whether you have identified specific desired attributes for potential acquisition candidates or developed any specific methodology for the selection of acquisition candidates. For example, what are the criteria you will take into consideration in determining whether to combine with a potential acquisition candidate? Will the company utilize EBITDA or some other financial measure? Please discuss the rationale behind the utilization of specific criteria.

Response: Our disclosure on page 44 sets forth a discussion of the factors that the Company will consider in evaluating a potential target business; however, this discussion is not intended to be exhaustive or otherwise limit the criteria the Company can or will consider. While the Company intends to evaluate these factors when examining potential target businesses, it otherwise has not identified any specific desired attributes, qualities or thresholds for potential acquisition candidates nor has it developed any specific methodology for the selection of acquisition candidates. While it is likely that the Company will utilize financial measures, including EBITDA, in its evaluations of target businesses, at this time the Company has not identified or established any specific target thresholds or benchmarks in connection therewith.

20.	Comment: On page 44, we note reference to “special advisors.” Please identify your special advisors and describe the role to be played by these individuals or entities.

Response: We have deleted the term “special advisors” from page 44. The Company has no current special advisors and has no intention of engaging or working with any such advisors. The inclusion of the term was an oversight left in from an early draft of the Registration Statement that should have been deleted.

Description of Securities, page 61

21.	Comment: Disclose whether the Board of Directors contemplates or plans to authorize a stock dividend.

Response: The Board of Directors of the Company currently is not contemplating or planning to authorize, and has no intention to authorize in the near future, any stock dividend. We have revised our disclosure on page 65 to clarify this intent.

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Underwriting, page 65

22.

Comment: Tell us whether Roth Capital Partners or any members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the shares and describe their procedures to us supplementally. If you become aware of any additional members of the underwriting syndicate that may engage in electronic offers, sales or distributions after you respond to this comment, promptly supplement your response to identify those members and provide us with a description of their procedures. Briefly describe any electronic distribution in the filing, and confirm, if true, that the procedures you will follow with respect to any electronic distribution will be consistent with those previously described to and cleared by the Office of Chief Counsel.

Response: Neither Roth Capital Partners nor any of the members of the underwriting syndicate will engage in any electronic offer, sale or distribution of the securities.  If we subsequently become aware of any members of the underwriting syndicate that may engage in electronic offers, sales, or distributions after the date of this response, we will promptly supplement our response to identify those members and provide you with a description of those procedures.

23.

Comment: Tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement, and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response.

Response: Neither the Company nor the underwriters have any arrangements with a third party to host or access the Company’s preliminary prospectus on the Internet.

24.

Comment: If the company or the underwriters intend to engage a directed share program in conjunction with this offering, please describe to us the mechanics of how and when these shares were or will be offered and sold to investors in the directed share program for this offering. For example, tell us how the prospective recipients and number of reserved shares is determined. Tell us how and when the company and underwriter notified or will notify the directed share investors, including the types of communications used. Discuss the procedures these investors must follow in order to purchase the offered securities, including how and when any communications are sent or received or funds are received by the underwriters or you. How do the procedures for the directed share program differ from the procedures for the general offering to the public? Provide us with copies of all written communications with prospective purchasers about the directed share program.

Response: Neither the Company nor the underwriters intend to engage in a directed share program in conjunction with this offering.

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Financial Statements

Notes to Financial Statements

Note C – Proposed Offering F-8

25.

Comment: We note your disclosure regarding the underwriter purchase option (UPO). Please expand your disclosure to describe all of the material terms of the UPO, including the who has the rights to covert (i.e., the holder or the company), the exercise feature (i.e. physical, net cash, or net share settlement, etc.) contained in the option, the expected timing of the issuance of the purchase option, whether the option will be issued regardless of the status of the registration statement and, if so, when.

Response: In response to the staff’s comments, we have revised our discussion of the UPO on page F-9 to disclose all material terms of the UPO, including that the underwriters have the right to exercise, the UPO may exercised for cash or on a cashless basis, the timing of the issuance of the UPO and the fact that the issuance of the UPO to Roth Capital is contingent on the consummation of the proposed offering. In particular, we have included disclosure that informs the reader that the option may be exercised for cash, or on a “cashless” basis, at the holders option, such that the holder may receive a net amount of shares equal to the appreciated value of the option (the difference between the exercise prices of the option and the underlying warrants, and the market price of the underlying securities). The Units issuable upon exercise of this option are identical to the Units in the Proposed Offering.

26.

Comment: Considering the comment above, tell us in detail how you intend to account for the UPO in your financial statements. Explain your basis for the proposed treatment and cite the specific authoritative literature you used to support your accounting treatment. The fair value of the UPO would appear to be material to your financial statements, please disclose its estimated fair value and the significant assumptions used to value the UPO. As applicable, expand MD&A to discuss the transaction and quantify the likely future effect on your financial condition and results of operations.

Response: In response to the staff’s comments, we have modified our disclosure on page F-9 to include detail on how we will account for and treat the UPO. In particular, we have included disclosure that informs the reader that the Company intends to account for the fair value of the option, inclusive of the receipt of the $100 cash payment, as an expense of the public offering resulting in a charge directly to stockholders’ equity. The option will be valued at the date of issuance, however, for illustrative purposes, the Company has estimated, based upon a Black-Scholes model, that the fair value of the option as of July 12, 2005 would be approximately $773,000, using an expected life of five years, volatility of 24.71% and a risk-free interest rate of 3.87%. The volatility calculation of 24.71% is based on the five-year volatility of the Russell 2000 Healthcare Index. Because the Company does not have a trading history, the Company needed to estimate the potential volatility of its units, which will depend on a number of factors which cannot be ascertained at this time. The Company referred to the five-year volatility of the Russell 2000 Healthcare Index because its management believes that the volatility of this index is a reasonable benchmark to use in estimating the expected volatility for the Company’s units. Although an expected life of five years was taken into account for purposes of assigning a fair

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value to the option, if the Company does not consummate a business combination within the prescribed time period and liquidates, the option would become worthless. In addition, we have modified our MD&A on page 33 to reflect similar information. The Company will account for the exercise of the UPO under the guidelines of APB Opinion No. 25, SEC Topic 5A and EITF 00-23 in its financial statements when and if the proposed offering is consummated and the UPO is exercised.

* * *

Thank you for your consideration of our responses to your comments. If you have any questions, or if we can be of further assistance to you in the review process, please call me at (404) 572-6912 or Rick Miller at (404) 572-6787. Our fax number is (404) 572-6999.

Very truly yours,

/s/ Michael Delaney

Enclosures

cc:	Mr. Joel Kanter
Rick Miller, Esq.